NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 11, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 30, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the business combination and merger agreement which became effective on September 30, 2022, each Ordinary Share of Noble Corporation (Old) was exchanged for one (1) A Ordinary Share of Noble Finco Limited (to be renamed Noble Corporation), without interest, less any applicable fee, and tax. This form is only for the removal from listing on the Exchange of the Ordinary Shares of Noble Corporation (Old), and not a termination of the registration of the A Ordinary Shares of Noble Corporation plc (New) under Section 12(b) of the Exchange Act. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on September 30, 2022.